VIA EDGAR

May 29, 2008

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Reference:	DRS Technologies, Inc.
Form 10-K for the year ended March 31, 2007 – Filed May 30, 2007
Form 10-Q for the quarterly period ended September 30, 2007 – Filed November 9, 2007
File No. 001-08533

Dear Mr. Humphrey:

We hereby electronically transmit our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of April 15, 2008 (the “Comment Letter”).  For your convenience, we reproduced each of the Staff’s comments in this letter using bold text and numbered each of the responses to correspond to the numbered paragraphs in the Comment Letter.

Form 10-Q for the quarterly period ended September 30, 2007

Item 1 – Financial Statements (Unaudited)

Notes to the Consolidated Financial Statements

Note 5 – Inventories, page 10

1.              We note your response to our prior comment 2.  However, we continue to disagree with your conclusion.  Based on the chronology of events (provided in your prior and current response) occurring before the issuance of your financial statements on May 30, 2007, it appears management should have been aware that significant additional costs would be incurred beyond the $3.5 million recognized as of the balance sheet date.  Furthermore, since a redesign was completed prior to the issuance of the financial statements, it appears there should have been sufficient information available for you to arrive at a reasonable range of estimates.  In this regard, it appears that you should have accrued for at least some portion of the additional costs based on such estimates.  The fact that you did not undertake an effort to estimate the cost of the known redesign does not relieve your obligation to recognize such probable losses.  Therefore, we believe you should restate your financial statements to comply with paragraph 2(h) of SFAS 154 as well as paragraphs 2 and 4 of FIN 14 and paragraph 85 of SOP 81-1.

After considerable review of the judgments and estimates we made relating to the charge, we concluded that the $36.8 million charge that was recorded in the first quarter of fiscal 2008, should have been recorded in our fiscal 2007 fourth quarter ended March 31, 2007. As a result of the foregoing, we are in the process of restating our consolidated financial statements and selected financial data for the fiscal year ended March 31, 2007, inclusive of our fourth quarter ended March 31, 2007, and our fiscal 2008 first quarter financial information, included within our March 31, 2008 Form 10-K.

2.              Additionally based on the information provided to us in your latest response, such as the fact that neither the DRS COO nor the RSTA segment president indicated to you that a significant adjustment was expected during your May 10, 2007 BOD meeting, it appears that there may be a lack of processes or controls for management to identify and arrive at reasonably dependable estimates in a timely manner.  In this regard, it appears that during the preliminary redesign and mock up testing period, management should be able to arrive at an estimated cost based on the preliminary redesign, but in this case, no effort to arrive at the estimated costs was undertaken.  Given this, please tell us how you concluded that your internal controls were operating effectively.

As a result of the restatement discussed above, the Company concluded that it did not design and maintain effective policies and procedures to ensure that operating unit finance personnel assessed the impact of subsequent events from the fiscal period end date to the Company’s Securities and Exchange Commission financial statement filing date. The lack of effective controls over accounting for subsequent events resulted in the restatement of our fiscal 2007 consolidated financial statements to reflect a contract adjustment that was previously recorded in the first quarter of fiscal 2008.

The Company has engaged in, and continues to engage in substantial efforts to address the material weakness in internal control over financial reporting. Subsequent to March 31, 2008 but effective for the fourth quarter of fiscal 2008, management required every operating unit to perform a subsequent events assessment based on a previously submitted quarterly representation letter, that considers the financial statement impact of events occurring after the quarter-end date, but before the Company’s anticipated filing date of its financial statements. In addition to re-asserting the representations made in the original representation letter (typically due 20 days after period-end), business unit management is required to pay particular attention to the accuracy of program estimates-at completion, collectibility of billed and unbilled accounts receivable, recoverability of pre-contract costs, the carrying value or classification of assets and liabilities, and any operating irregularities.

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We have included in this letter, as “Attachment A”, certain e-mail correspondence with the Staff regarding the Comment Letter. We have requested confidential treatment under the Freedom of Information Act (“FOIA”) for the emails contained in Attachment A.

As requested in your Comment Letter, we acknowledge the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 973-898-6021 should you require further information or have any questions.

Sincerely,

/s/ Richard A. Schneider
Richard A. Schneider
Executive Vice President, Chief Financial Officer
DRS Technologies, Inc.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

Attachment A

Following are certain email correspondence with the Staff that were provided in response to a comment letter on the Company’s March 31, 2007 Form 10-K and its June 30, 2007 Form 10-Q.

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[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

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[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

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